NEWS RELEASE

TSX: CLG; AMEX: CLG

News Release 06-03

February 22, 2006

JOINT NEWS RELEASE

Cumberland and KIA Announce Agreement in Principle for Inuit Impact and Benefits Agreement for Meadowbank Gold Project, Nunavut

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) and the Kivalliq Inuit Association (KIA) are pleased to announce that Cumberland and the KIA have reached an Agreement in Principle with respect to an Inuit Impact and Benefits Agreement (IIBA) relating to Cumberland’s 100% owned Meadowbank gold project located 70 kilometres north of Baker Lake, Nunavut.  A signing ceremony of the formal agreement between Cumberland and the KIA will be held next month in Baker Lake.

The IIBA satisfies the requirements of Article 26 of the Nunavut Land Claims Agreement and outlines the benefits that will be provided to Inuit as a result of the proposed 12 years of development, operation and closure of the Meadowbank gold project.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit.  The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

In reaching this agreement, Mr. Kerry Curtis, President and CEO of Cumberland commented, “We are very pleased by the commitment and dedication shown by the KIA in reaching this agreement.  This agreement will help fulfill Cumberland’s goal of ensuring that the Meadowbank gold project provides a favourable economic situation for both Cumberland and the Kivalliq Inuit.  Settling the terms of the IIBA brings us one step closer to our goal of proceeding with the development of the Meadowbank gold project. The agreement with the KIA is a key milestone for Cumberland and the Kivalliq Inuit as Cumberland enters the Final Hearings in the permitting process.”

“The agreement clearly indicates the support of the KIA for the development of a project that will provide a significant contribution to the economy of the Kivalliq region, particularly in the Community of Baker Lake,”  Mr. Tongola Sandy, President of KIA stated.  “The IIBA is an important step in the regulatory process that will ensure Inuit benefit from the Meadowbank gold project.  We look forward to working with Cumberland on the implementation of the IIBA.”

About the KIA

The Kivalliq Inuit Association represents the interests of the Inuit of the Kivalliq region. Directly controlled by the regional Inuit population, the KIA invests in subsidiary corporations and represents collective Inuit political interests.  The primary operating location is Rankin Inlet.  Other locations include Arviat, Baker Lake, Chesterfield Inlet, Coral Harbour, Repulse Bay and Whale Cove.

About Meadowbank

The Meadowbank project is host to Canada’s largest pure gold open pit reserves estimated at 2.9 million ounces1.  Cumberland has completed a bankable feasibility study and is advancing the Meadowbank project towards open pit production.  In December 2005 the Company announced further improvements to the project as a result of independent due diligence completed for bank financing. Revisions now forecast gold production at 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce.  Peak production is forecast at 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Final hearings in the permitting process are scheduled for March 27, 2006 and terms for bank financing are currently being finalized.  Operations from three, shallow open pits are planned to commence in 2008 provided the permitting process is completed in early 2006.

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)1

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,010,000	4.5	1,590,000
Vault	8,010,000	3.4	870,000
Goose	2,310,000	5.7	420,000
Total		4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

For further information contact:

Cumberland Resources Ltd.

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations.

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559

Kivalliq Inuit Association

Qilak Kusugak, Communications Coordinator

P.O. Box 340, Rankin Inlet, Nunavut, Canada X0C 0G0

Tel: 867-645-2800   Fax 867-645-2348

1Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.